02040466

SECURITIES AND EXCHANGE COMMISSION

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 27 2002
WASH. D.C. 155

Washington, D.C. 20549

FORM 11-K

__X__ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

_____ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

December 31, 2001

Commission file number 0-21886

A. Full title of the plan and address of the plan:

BARRETT BUSINESS SERVICES, INC.,
EMPLOYEES' SAVINGS PLAN AND TRUST
4724 SW Macadam Avenue
Portland, Oregon 97239

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BARRETT BUSINESS SERVICES, INC.
4724 SW Macadam Avenue
Portland, Oregon 97239

PROCESSED
JUL 08 2002
THOMSON
FINANCIAL

PRICEWATERHOUSECOOPERS

Barrett Business Services, Inc. Employees' Savings Plan and Trust

Report, Financial Statements and Supplemental Schedule
December 31, 2001 and 2000

PRICEWATERHOUSECOOPERS

Barrett Business Services, Inc. Employees' Savings Plan and Trust

Table of Contents

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Plan.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Accountants

To the Participants and Administrator of the
Barrett Business Services, Inc. Employees' Savings Plan and Trust

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Barrett Business Services, Inc. Employees' Savings Plan and Trust (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 12, 2002

Barrett Business Services, Inc. Employees' Savings Plan and Trust
Statement of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Assets		
Investments, at fair value (Notes 1 and 2):		
Registered investment companies	$ 4,315,475	$ 4,895,063
Barrett Business Services, Inc. common stock	147,371	167,163
Money market account	1,177	53,939
	4,464,023	5,116,165
Receivables:		
Employer contributions	-	56,686
Participant contributions	78,146	120,293
Total receivables	78,146	176,979
Net assets available for benefits	$ 4,542,169	$ 5,293,144

The accompanying notes are an integral part of the financial statements.

Barrett Business Services, Inc. Employees' Savings Plan and Trust
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000

	2001	2000
Additions:		
Additions to net assets attributed to:		
Investment income:		
Interest and dividends	$ 13,467	$ 820,308
Net depreciation in fair value of investments	(494,129)	(1,402,918)
	(480,662)	(582,610)
Contributions:		
Participants	891,197	1,362,203
Employer	30,285	24,631
Total contributions	921,482	1,386,834
Total additions	440,820	804,224
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	(1,125,246)	(1,201,871)
Administrative expenses	(66,549)	(69,469)
Total deductions	(1,191,795)	(1,271,340)
Net decrease	(750,975)	(467,116)
Net assets available for benefits:		
Beginning of year	5,293,144	5,760,260
End of year	$ 4,542,169	$ 5,293,144

The accompanying notes are an integral part of the financial statements.

1. Description of the Plan

The following description of the Barrett Business Services, Inc. Employees' Savings Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that was established on April 1, 1990 to provide a means of regular savings and investment by employees. Management and temporary staffing employees of Barrett Business Services, Inc. (the "Company") who have completed six months and 1,000 hours of service and are age 21 are eligible to participate in the Plan. Employees subject to a co-employer contract are eligible immediately upon employment subject to the previously stated age requirement. Operation and administration of the Plan is the responsibility of the Plan administrator and Plan custodian. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may elect to have any whole percentage of their qualified compensation, up to 15%, or a fixed dollar amount contributed to the Plan through salary deferral, subject to annual individual deferral limitations under the Internal Revenue Code. Contributions are deferred from taxation under Section 401(k) of the Internal Revenue Code. The Plan provides for discretionary employer contributions based on a percentage of eligible participant contributions. Participants must be employed on December 31 of each Plan year to be eligible to receive the discretionary employer contribution. Beginning in 1997, the Company began paying certain plan expenses directly. These expenses were offset against the Company's 10% and 20% discretionary contribution in 2001 and 2000, respectively, resulting in a 5% and 12% net employer contribution for 2001 and 2000, respectively.

Participant accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution net of administrative expense and (b) Plan earnings. Adjustments to participant accounts for changes in market value and investment income or losses are made daily by the custodian in the ratio of each participant's account to the total of accounts of all participants.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Company's discretionary contribution vests at a rate of 20% per year after the third full year of continuous service and becomes fully vested after seven years of service.

1. Description of the Plan (Continued)

Payment of benefits

On termination of service due to death, disability, resignation, discharge or retirement, a participant is eligible to receive benefit payments in the amount equal to the value of the participant's vested interest in his or her account. Withdrawals of contributions are only allowed for certain hardship cases, which must be approved as outlined in the Plan agreement.

Forfeitures

Participant forfeited nonvested accounts are first applied to restoring prior forfeitures for rehired employees. All remaining forfeitures are then applied towards the employer contribution. Forfeitures for the years ended December 31, 2001 and 2000 used to reduce employer contributions were $30,285 and $45,784, respectively.

2. Summary of Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment valuation and income recognition

Investment funds held by Smith Barney Corporate Trust Company ("Smith Barney") have been recorded at estimated fair value as determined by the quoted market price for the underlying securities held by each fund on the last day of the Plan year. The cost basis of investments is determined based on revalued cost. Revalued cost is defined as the current value of the investments at the beginning of the Plan year as carried forward from the end of the prior Plan year, or historical cost if the investment was acquired since the beginning of the Plan year.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consist of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Benefits payable

Benefits are recorded when paid. Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet paid at year end have not been accrued. At December 31, 2001, there were no amounts payable to participants. At December 31, 2000, the amount payable to participants was $5,391.

2. Summary of Accounting Policies (Continued)

Administrative expenses

The Company pays custodian, recordkeeper and consulting fees. Investment management fees are paid out of Plan assets and are included as a reduction of investment income.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various types of investments. Investment securities are exposed to various risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

3. Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31:

	2001	2000
Registered investment companies:		
Stable Asset Value Fund, 93,668 and 93,590 shares, respectively	$ 1,188,653	$ 1,120,267
Consulting Group Capital Markets Large Capitalization Growth Fund, 94,725 and 97,962 shares, respectively	1,119,645	1,460,616
Consulting Group Capital Markets Large Capitalization Value Equity Fund, 97,761 and 100,436 shares, respectively	980,546	1,070,646
Consulting Group Capital Markets Small Capitalization Growth Fund, 47,968 and 45,983 shares, respectively	606,314	670,433
Consulting Group Capital Markets International Equity Fund, 53,137 and 54,581 shares, respectively	420,317	573,101

3. Investments (Continued)

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2001	2000
Registered investment companies	$ (496,109)	$ (1,258,838)
Common stock	1,980	(144,080)
	$ (494,129)	$ (1,402,918)

4. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Smith Barney. Smith Barney is the trustee as defined by the Plan and, therefore, these transactions qualify as a party-in-interest. Administrative fees paid by the Plan for investment management services amounted to $26,927 and $41,266 for the years ended December 31, 2001 and 2000, respectively.

5. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

6. Tax Status

The Company has been utilizing a Smith Barney Shearson prototype for the Plan document. A favorable determination letter regarding the prototype has been obtained from the Internal Revenue Service. Since receiving the determination letter, the IRS has appointed a Market Segment Study Group to study Professional Employer Organizations ("PEO") and the inclusion of work site employees in defined contribution plans.

On May 13, 2002, the IRS published guidance on this matter in the form of Revenue Procedure 2002-21 ("Rev Proc 2002-21"). The IRS through Rev Proc 2002-21 is giving employers that maintain single employer 401(k) plans, such as the Company, a choice to either terminate its plan or convert the plan to a multiple employer plan by December 31, 2003. If the Plan is not terminated or converted, it could be disqualified. If the Company exercises either of the alternatives pursuant to Rev Proc 2002-21, the IRS has stated that it

6. Tax Status (Continued)

will not retroactively disqualify the Plan based on the exclusive benefit rule. The Company may treat worksite employees as its own employees until December 31, 2003. The Company must also take specific actions affirming its decision to either terminate the Plan or maintain a multiple employer plan that benefits worksite employees by May 2, 2003.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for 2000:

Net assets available for benefits per the financial statements	$ 5,293,144
Benefits payable	(5,391)
Net assets available for benefits per Form 5500	$ 5,287,753

The following is a reconciliation of net decrease in net assets available for benefits per the financial statements to the Form 5500 for 2000:

Net decrease in net assets per the financial statements	$ (467,116)
Benefits payable	(5,391)
Net decrease in net assets per Form 5500	$ (472,507)

Supplemental Schedule

Barrett Business Services, Inc. Employees' Savings Plan and Trust
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2001

Identity of party involved	Description of investments	Cost **	Current value
Smith Barney Corporate Trust Company *	Stable Asset Value Fund		$ 1,188,653
Smith Barney Corporate Trust Company *	Consulting Group Capital Markets Large Capitalization Growth Fund		1,119,645
Smith Barney Corporate Trust Company *	Consulting Group Capital Markets Large Capitalization Value Equity Fund		980,546
Smith Barney Corporate Trust Company *	Consulting Group Capital Markets Small Capitalization Growth Fund		606,314
Smith Barney Corporate Trust Company *	Consulting Group Capital Markets International Equity Fund		420,317
Smith Barney Corporate Trust Company *	Barrett Business Services, Inc. common stock		147,371
Smith Barney Corporate Trust Company *	Money market account		1,177
			$ 4,464,023

* Party-in-interest
** Cost information has been omitted for participant directed assets.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Barrett Business Services, Inc. Employees' Savings Plan and Trust have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BARRETT BUSINESS SERVICES, INC.
EMPLOYEES' SAVINGS PLAN AND TRUST
(Name of Plan)

By: Barrett Business Services, Inc.
Plan Administrator

By: /s/ James D. Miller
James D. Miller
Principal Accounting Officer

Dated: June 26, 2002

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-52871) of Barrett Business Services, Inc. of our report dated June 12, 2002 relating to the financial statements of Barrett Business Services, Inc. Employees' Savings Plan and Trust, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Portland, Oregon
June 24, 2002